November 7, 2006

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Mark P. Shuman

Re:	Intcomex, Inc.
Amended Registration Statement on Form S-4
File No. 333-134090
Filed: August 14, 2006

Dear Mr. Shuman:

Intcomex, Inc. (“Intcomex”) is electronically transmitting for filing Amendment No. 2 (“Amendment No. 2”), amending the above-referenced Amended Registration Statement on Form S-4 (“Amendment No. 1”), filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2006 in connection with the Registration Statement on Form S-4 filed with the Commission on May 12, 2006. Amendment No. 2 is marked to show changes from Amendment No. 1 as originally filed. Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 14, 2006 in respect of Amendment No. 1. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in such letter, the text of each of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the marked copy of Amendment No. 2.

General

1.	We note that Intcomex submitted an exemptive application under the Trust Indenture Act. To the extent that the indenture related to the senior secured notes is revised as a result of this request, please make corresponding revisions to your prospectus to reflect these changes and file the supplemental indenture. For example, revisions to the indenture relating to the release of collateral should be discussed in an amended Form S-4 prior to effectiveness.

The disclosure has been revised on pages 92 and 93 in response to this comment.

Conditions, page 40

2.	We note your response to prior comment 8. To the extent that you continue to refer to “threatened” actions, please revise to disclose how Intcomex defines this term. For example, please explain that for an action to be “threatened,” “information must have been conveyed to [Intcomex] (typically, an executive officer or someone who would customarily receive information) that a cause of action is alleged to exist, that the company reasonably believes the action is likely to be pursued and that the nature of the action is such that the company reasonably believes that an unfavorable outcome would have a material adverse effect.” In this regard, an exchange offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.

The disclosure has been revised on page 40 in response to this comment.

Note 12. Guarantor Condensed Consolidating Financial Statements, page F-38

3.	We note your response to prior comment number 11. Tell us how the parent company’s column in the Statement of Operations incorporates the application of the equity method along with any impact of pushed down accounting. In this regard, the equity “pick-up” and the elimination entries are not apparent in this statement.

Intcomex confirms to the staff that it has complied with Rule 3-10(i)(3) of Regulation S-X. Intcomex has revised Footnote 12. Guarantor Condensed Consolidating Financial Statements to reflect Intcomex, Inc. (parent) as if it were the parent entity for all periods presented. Intcomex, Inc. was not incorporated until August 2004, therefore the previous submission to the staff did not reflect Intcomex, Inc. as the parent for the periods 2003 and 2004 under equity accounting methodology. There was no impact related to push down accounting.

*    *    *    *    *    *    *

Intcomex respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 to Gamal M. Abouali at +33-1-40-74-69-30.

Sincerely,

/s/ Michael Shalom
Michael Shalom
cc:	Russell A. Olson
(Intcomex, Inc.)

Stephen Krikorian
Jeffrey B. Werbitt
(Securities and Exchange Commission)

Gamal M. Abouali, Esq.
(Cleary Gottlieb Steen & Hamilton LLP)